April 29, 2011


BY FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, Mail Stop 7010
Washington, DC 20549
Attn:  Ethan Horowitz and Suying Li

RE:   Amerigo Energy, Inc.  -  Form 8-K Filed March 18, 2011
                            -  Form 8-K/A Filed March 29, 2011
                            -  Form 8-K Filed March 29, 2011

Dear Mr. Horowitz and Ms. Li:

      On behalf of registrant, Amerigo Energy, Inc., we hereby respond to your comment letter of April 1, 2011 in the same sequence in which your comments are noted.

Item 4.01 Form 8-K/A Filed March 29, 2011

   1. Please obtain and file a letter from your former independent accountant stating whether they agree with your Item 304 disclosures, or to the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-K.
           a. Amended 8K updated to note we have been unable to get a response.

Item 4.02 Form 8-K Filed March 29, 2011

   2. We note the revised disclosure to your filing and reissue comment two from our letter dated April 1, 2011. "You disclose that you determined it is necessary to restate your financial statements for the fiscal year ended December 31, 2009 to correct a valuation error in recording certain assets acquired in 2008. Please tell us why you do not believe that it is necessary to restate your financial statements for the fiscal year ended December 31, 2008 along with your 2009 and 2010 quarterly financial statements." Please explicitly state whether you intend to restate your financial statements for the fiscal year ended December 31, 2008 along with your 2009 and 2010 quarterly financial statements.
           a. We have updated our filing to include this information. We are going to work with our auditor to determine a timeline for us to be able to complete this as fast as possible. As we discussed with your office this morning, our intent is to submit formal request to allow us to file a comprehensive filing including all information from prior years being restated.

   3. We note your response to our prior comment four and the related revisions to your filing. We reissue our comment four "Please tell us how your certifying officers have considered the effect of the material error you have identified on the adequacy of your disclosure controls and procedures and internal controls over financial reporting as of the end of the periods you have covered by the financial statements that you intend to restate and as of the end of your current fiscal year."
           a. We have updated our filing to include this information.


In addition, the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Date: April 28, 2011
By: /s/ Jason F. Griffith
-------------------------
Jason F. Griffith
Its:Chief Executive Officer,
Chief Financial Officer and Director